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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            OYO GEOSPACE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  671074 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           MR. RICHARD E. BLOHM, JR.
                             1415 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 739-6500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                with a copy to:
                              MR. JOHN R. BRANTLEY
                         BRACEWELL & PATTERSON, L.L.P.
                        711 LOUISIANA STREET, SUITE 2900
                              HOUSTON, TEXAS 77002
                                  713-223-2900

                               FEBRUARY 24, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)


                               Page 1 of 7 Pages

CUSIP No. 671074 10 2
                        AMENDMENT NO. 1 TO SCHEDULE 13D
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Pebbleton Corporation N.V.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Netherlands Antilles
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                        0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                        395,803
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                        0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                        395,803
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              395,803
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.10%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------






                               Page 2 of 7 Pages

CUSIP No. 671074 10 2
                        AMENDMENT NO. 1 TO SCHEDULE 13D
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Issam M. Fares
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Lebanese
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                        0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                        395,803
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                        0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                        395,803
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              395,803
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.10%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------






                               Page 3 of 7 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         Unless otherwise defined or indicated in this Amendment No. 1, capitalized terms that are used herein and are defined in the Schedule 13D filed by the Reporting Persons (as defined herein) on December 14, 1998 ("Original 13D") shall have the meanings ascribed to them in the Original 13D. All information herein with respect to OYO Geospace Corporation, a Delaware corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth herein, Pebbleton owns 395,803 shares of Common Stock of the Issuer, which represents approximately 7.10% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of February 9, 2004, as represented by the Issuer in its Form 10-Q for the quarter ended December 31, 2003, as filed with the Securities and Exchange Commission on February 11, 2004).

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by Pebbleton. See Item 2 of the Original 13D.

         (c) Set forth in Exhibit A to this Statement on Schedule 13D is a list of all transactions effected in the Issuer's Common Stock within the past sixty
(60) days, including (i) the identity of the person effecting transactions in the Issuer's Common Stock; (ii) the date of the transaction; (iii) the amount of securities involved; (iv) the price per share of Common Stock; and (v) where and how the transaction was effected. Other than the transactions described herein, none of the Reporting Persons nor to the knowledge of the Reporting Persons, any of their officers or directors, has effected any transactions in the Common Stock during the preceding sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Transactions in the Common Stock

         Exhibit B         Power of Attorney. Incorporated by reference to
                           Exhibit B to the Schedule 13D filed December 14, 1998 by the Reporting Persons with respect to the shares of OYO Geospace Corporation.

         Exhibit C         Joint Filing Agreement. Incorporated by reference
                           to Exhibit C to the Schedule 13D filed December 14,
                           1998 by the Reporting Persons with respect to the shares of OYO Geospace Corporation.


                               Page 4 of 7 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2004.           PEBBLETON CORPORATION N.V.
                                    By: Issam M. Fares, Managing Director


                                     By: /s/ Richard E. Blohm, Jr.
                                        ----------------------------------------
                                        Richard E. Blohm, Jr.
                                        Attorney in Fact


Dated: February 26, 2004.           Issam M. Fares



                                    By: /s/ Richard E. Blohm, Jr.
                                       -----------------------------------------
                                       Richard E. Blohm, Jr.
                                       Attorney in Fact



                               Page 5 of 7 Pages

                                INDEX TO EXHIBITS


         Exhibit A         Transactions in the Common Stock



                               Page 6 of 7 Pages